Response Biomedical Announces Succession Plan

Duane A. Morris appointed Chief Operating Officer

Co-Founder, President and CEO, Bill Radvak to Step Down
Upon Appointment of a Replacement

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, February 05, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today announced the appointment of Duane A. Morris to the role of Chief Operating Officer. Mr. Morris will be responsible for the operational and strategic leadership of the research, development and manufacturing functions of the Company. He replaces Brian Richards, a co-founder of Response Biomedical, who will remain a member of the Board of Directors. As part of a succession plan, Bill Radvak, President and Chief Executive Officer, also announced his intention to step down following the conclusion of an executive search for a replacement, which is now underway. The Company believes the appointment of the new Chief Executive Officer may take some months, and Mr. Radvak will stay through the appointment as well as a transition period to ensure an orderly progression.

Mr. Morris joins Response Biomedical from GlaxoSmithKline (GSK), where he was Vice President and General Manager of GSK’s Bothell, Washington, Biodefense facility. Prior to that, Mr. Morris was Vice President of Operations at ID Biomedical, responsible for all North American Operations. Before joining ID Biomedical, Mr. Morris was Vice President of Operations for Cypress Bioscience. He has also held a variety of senior positions at Syntex Laboratories, and became Director of Manufacturing for Syntex’s Palo Alto Operations in 1993.

“Duane is a significant addition to Response Biomedical’s leadership team, and we will benefit immensely from the more than 30 years of pharmaceutical, biomedical and biotechnology experience he brings,” said Bill Radvak, President and CEO. “Duane joins us at an important point in our evolution as we scale up manufacturing to meet the forecasted needs of our partners, launch our new RAMP Reader, continue the successful roll out of the NT-proBNP test for congestive heart failure and finalize our partnering strategy for the cardiovascular platform.”

“As co-founders of Response Biomedical, Brian Richards and I have both decided that this is an excellent time to transition out and hand Response over to a new management team. The foundation has been set and the Company is ready to move to a new level. Brian’s contribution to the development of this Company is immeasurable, and I’d like to pay tribute to his hard work and dedication over many years,” Mr. Radvak added.

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Duane Morris commented, “I am delighted to be joining Response Biomedical at such an important stage of its development. The Company has a well defined strategy for developing key partnerships for its diagnostic platforms and is moving aggressively to exploit both its cardiovascular and infectious disease line and I look forward to making the most of the opportunities ahead.”

As part of Mr. Morris’ compensation package, he has been granted options to acquire 1,000,000 common shares of the Company, subject to vesting requirements. The Board also granted Robert Pilz, Vice President Finance and Chief Financial Officer options to acquire 100,000 common shares of the Company, which have a five-year term and vest shortly before their expiry date. The options are exercisable at the closing price on Friday, February 02, 2007, $0.67 per common share.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure. The Company recently filed a submission with the US FDA for market clearance for its NT-proBNP test, expected to be on the US market in 2007. Sales have already commenced in Europe.

The Company also recently announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staphylococcus aureus and Influenza A/B are now underway, with commercialization expected in 2007.

In the non-clinical market RAMP tests are currently provided for the environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

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Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; commercialization limitations imposed by patents owned or controlled by third parties; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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